EXHIBIT 99.1

DeFi Technologies Advisory Division Secures Second Mandate with TenX Protocols

•	New Strategic Business Line: DeFi Technologies recently launched its DeFi Advisory division to support the growing wave of public digital asset treasury companies. The new vertical offers digital asset management strategy, trade execution, and corporate advisory through a unified platform.
•	Second Mandate with TenX Protocols: DeFi Advisory has secured its second mandate with TenX Protocols, a high-throughput L1-focused digital asset treasury company. TenX recently closed a C$29.9 million private placement in connection with its go-public transaction and announced a planned merger with Iocaste Ventures. DeFi will provide trading (via Stillman Digital), research (via Reflexivity Research), and capital markets support, in return for an initial $600,000 in base advisory fees plus trade execution fees and performance-based upside.
•	Expanding Vertically Integrated Platform: The DeFi Advisory division deepens DeFi's vertically integrated model by combining Stillman Digital's institutional trading infrastructure with Reflexivity Research's market intelligence, enabling full-spectrum support for companies engaged in digital asset treasury strategies.

TORONTO, Aug. 25, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"), is pleased to announce that its recently launched DeFi Advisory division, a new business line providing select digital asset and fintech companies with tailored support across digital asset management, advisory, trade execution, and corporate strategy, has secured its second mandate with TenX Protocols Inc. ("TenX").

DeFi Technologies has been appointed as Strategic Advisor pursuant to an advisory agreement entered into with TenX (the "Advisory Agreement"). Furthermore, Stillman Digital Inc. has been appointed as the exclusive Digital Asset Trading Services Provider pursuant to an Exclusive OTC agreement entered into with TenX (the "OTC Agreement"). TenX is an emerging Digital Asset Treasury Company focused on accumulating a select basket of high-throughput, L1-based digital assets. TenX recently closed a C$29.9 million private placement of subscription receipts, in which DeFi Technologies participated, and announced a reverse-takeover transaction with Iocaste Ventures to facilitate its public listing.

Under the Advisory Agreement and OTC Agreements, DeFi Technologies and its subsidiaries will support TenX with digital asset management strategy, trade execution through an exclusive mandate with subsidiary Stillman Digital, market intelligence via Reflexivity Research, and access to its network of strategic digital asset relationships. TenX is led by brothers Mat and Filip Cybula, seasoned crypto entrepreneurs with deep roots in blockchain infrastructure and digital asset custody. As co-founders of Cryptiv Inc. - a custodial wallet platform acquired by Coinsquare in 2019 - they have a proven track record of building and scaling regulated crypto businesses. Mat holds an MSc from the London School of Economics and brings a decade of experience in crypto markets and blockchain innovation, while Filip, an MSc graduate from the University of Oxford, is an expert in token economics and the structural dynamics of decentralized networks.

As part of the Advisory Agreement, DeFi Technologies will earn an initial $600,000 in base advisory fees, payable in cash or shares of TenX over the initial 12-month term, with additional performance-based upside tied to strategic transactions catalyzed by the Company. The OTC Agreement is expected to drive significant digital asset trading volume through DeFi's wholly-owned OTC subsidiary, Stillman Digital, further enhancing the Company's return profile through this integrated platform strategy.

"DeFi Advisory extends our vertically integrated platform to a new class of public digital-asset treasuries," said Olivier Roussy Newton, CEO of DeFi Technologies. "Partnering with TenX underscores demand for end-to-end support - from exclusive OTC execution via Stillman Digital to market intelligence from Reflexivity Research and capital-markets advisory - so teams can grow responsibly and transparently."

"DeFi Technologies brings a strong track record of digital asset innovation, institutional trading infrastructure, and public market expertise," said Mat Cybula, CEO of TenX. "This partnership helps position TenX to scale its presence in the digital asset ecosystem with strategic, experienced partners."

This DeFi Advisory business line positions DeFi Technologies to further capitalize on the accelerating wave of public digital asset treasury companies being formed across global markets. With proven in-house infrastructure in ETPs, trading, custody, and research, DeFi Technologies is uniquely equipped to support these companies in navigating go-public transactions, managing digital asset portfolios, and executing institutional-grade trades, all under one roof.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over seventy-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the Advisory Agreement; future mandates of Defi Advisory; trading volumes on Stillman Digital as a result of DeFi Advisory and the Advisory Agreement; digital asset treasury strategy of TenX;  participating of DeFi Technologies in TenX's private placement; investor confidence in digital assets generally; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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SOURCE DeFi Technologies Inc.

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For further information: For further information, please contact: Press: KCSA Strategic Communications, defi@kcsa.com; Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 25-AUG-25